

16012423

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

SEC FILE NUMBER
8- 31907

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Visun Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8840 N. Lodgewood Road
(No. and Street)

River Hills (City) WI (State) 53217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vish R. Naik (262) 879-0012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100 (Address) Waukesha (City) WI (State) 53186 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*




WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

VISUN SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



VANESSA A. SANCHA
NOTARY
PUBLIC
STATE OF WISCONSIN

President

Signature

Vish R. Naik

Title

Vanessa A. Sancha

Notary Public

My commission expires 12/29/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

President
Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Visun Securities Corporation
Table of Contents

Year Ended December 31, 2015

Page(s)



Walkowicz,
Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA

Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
Michelle A. Schkeryantz, CPA

William A. Silvers, CPA
Wendy L. Hanson
Kate K. Rasmussen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Visun Securities Corporation

We have audited the accompanying statement of financial condition of Visun Securities Corporation as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Visun Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visun Securities Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital and aggregate indebtedness has been subjected to audit procedures performed in conjunction with the audit of Visun Securities Corporation's financial statements. The supplemental information is the responsibility of Visun Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

Walkowicz, Boczkiewicz & Co., S.C.

Waukesha, Wisconsin

February 24, 2016

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

Visun Securities Corporation
Statement of Financial Condition
December 31, 2015

Assets

	2015
Current Assets	
Cash and cash equivalents	$ 13,991
Commissions receivable	2,122
Prepaid expenses	3,243
Total Current Assets	19,356
Equipment	
Computer equipment	2,839
Furniture and fixtures	3,036
Total Equipment	5,875
Less: accumulated deprecation	(5,875)
Net Equipment	-
Other Assets	
Goodwill	10,000
Total Other Assets	10,000
Total Assets	$ 29,356

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts payable	$ 875
Payroll taxes payable	554
Total Current Liabilities	1,429
Total Liabilities	1,429
Stockholder's Equity	
Common stock	10,000
Retained earnings	17,927
Total Stockholder's Equity	27,927
Total Liabilities and Stockholder's Equity	$ 29,356

See notes to financial statements.

Visun Securities Corporation
Statement of Income
Year Ended December 31, 2015

	2015
Revenue	
Commissions	$ 65,218
Expenses	
Bank charges	100
Commissions	4,558
Dues and subscriptions	814
Insurance	126
Licenses and registration	302
Office supplies	275
Payroll	44,100
Payroll taxes	3,453
Professional fees	5,075
Telephone	456
Total Expenses	59,259
Net Income from Operations	5,959
Other Income	
Dividend income	96
Gain on sale of investment securities	1,211
Total Other Income	1,307
Net Income	$ 7,266

See notes to financial statements.

Visun Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2014	$ 10,000	$ 10,661	$ 20,661
Net income	-	7,266	7,266
Balance, December 31, 2015	$ 10,000	$ 17,927	$ 27,927

See notes to financial statements.

Visun Securities Corporation
Statement of Cash Flows
Year Ended December 31, 2015

	2015
Cash Flows from Operating Activities	
Net income	$ 7,266
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on sale of investments	(1,211)
Changes in operating assets and liabilities:	
Commissions receivable	1,981
Prepaid expenses	(3,243)
Accounts payable	875
Payroll taxes payable	(2,180)
Net Cash Provided by Operating Activities	3,488
Cash Flows from Investing Activities	
Purchase of investments	(25,938)
Proceeds from the sale of investments	27,149
Purchase of goodwill	(10,000)
Net Cash Used in Investing Activities	(8,789)
Net Decrease in Cash	(5,301)
Cash and cash equivalents - Beginning of year	19,292
Cash and cash equivalents - End of year	$ 13,991

See notes to financial statements.

Visun Securities Corporation
Notes To Financial Statements
Year Ended December 31, 2015

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the state of Wisconsin on March 11, 1983. The Company is registered with the Securities and Exchange Commission and it is a member of (i) the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and (ii) the Securities Investors Protection Corporation ("SIPC"). The Company's principal business activities consist of the sale of mutual funds and annuities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

At December 31, 2015 the Company maintained its cash at two financial institutions which never exceeded federally-insured limits. Cash and cash equivalents include money market funds and deposits with banks.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be bad. There were no accounts written off during the period ended December 31, 2015.

Equipment

Equipment is recorded at cost and expenditures for additions and improvements, if material, are generally capitalized. Normal repairs and maintenance are expensed. The cost of assets sold or retired and the related accumulated depreciation are eliminated from the accounts in the year of disposition. Any related gain or loss is reflected currently in the statement of income.

The cost of equipment is depreciated over the estimated useful lives of the related assets using the straight-line method for book purposes. All equipment was fully depreciated at the beginning of the year.

Income Taxes

As of December 31, 2015, the Company recorded no provision for income taxes as there is a loss carry forward. There were no significant differences between financial and tax reporting.

Note 1 - Summary of Significant Accounting Policies (continued)

The Company follows FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides guidance on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. As of December 31, 2015, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements.

The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2012. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2011.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company's net capital and required net capital were $12,283 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .1163 to 1.

Note 3 - Common Stock

As of December 31, 2015, common stock consisted of 10,000 authorized, 10,000 issued and outstanding, no par value shares.

Note 4 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2015. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 7 - Goodwill

During the year ended December 31, 2015 the Company purchased the Book of Business of one of the Company's previously registered representatives. As part of the purchase of the goodwill the former representative received $10,000. Goodwill as of December 31, 2015 was $10,000, based upon what was paid. The goodwill is tested for impairment at the reporting unit level. As of December 31, 2015 no impairment was found.

Note 5 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended December 31, 2015 through February 24, 2016, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Visun Securities Corporation
Computation of Net Capital and Aggregate Indebtedness
Year Ended December 31, 2015

	2015
Net Capital Computation	
Stockholder's equity at year end	$ 27,927
Deductions:	
Nonallowable assets:	
Accounts receivable	(2,122)
Prepaid expenses	(3,243)
Other assets	(10,000)
Haircuts on securities	(279)
Net Capital	$ 12,283
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 95
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Computation of Aggregate Indebtedness	
Total liabilities	$ 1,429
Aggregate Indebtedness	$ 1,429
Percentage of Aggregate Indebtedness to Net Capital	11.63%
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 14,595
Prepaid expenses included in liabilities	(1,438)
Accounts payable	(875)
Rounding	1
Net Capital	$ 12,283



Walkowicz,
Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA
Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
Michelle A. Schkeryantz, CPA
William A. Silvers, CPA
Wendy L. Hanson
Kate K. Rasmussen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Visun Securities Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Visun Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Visun Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Visun Securities Corporation stated that Visun Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Visun Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Visun Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Walkowicz, Boczkiewicz & Co. S.C.

Waukesha, Wisconsin

February 24, 2016

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

8840 N. Lodgewood Road
River Hills, WI 53217
(262) 879-0012

Vish R. Naik, Ph.D., CFP



Visun Securities Corporation
Member, FINRA & SIPC
Established in 1984

VISUN SECURITIES CORPORATION
Membership Agreement
CRD No. 15251

A. Net Capital Rule

Visun Securities Corporation (VSC) ia a limited Broker/Dealer (B/D) operating under provisions of Rule 15c 3-1, **the Net Capital Rule.** Under this rule it will maintain a minimum Net Capital requirement of $ 5,000 pursuant to SEC Rule 15c 3-1, paragraphs (a)(2)(i) and (a)(2)(vi) the Net Capital Rule.

B. Exemption Requirements

Visun Securities Corporation will operate pursuant to SEC Rule 15c 3-3(k)(2)(i) the **Customer Protection Rule**, clearing all transactions on a fully disclosed basis. The Firm will not hold customer funds or safe keep customer securities.

VSC has met the identified provisions throughout the most recent fiscal year ending December 31, 2015.

Vish R. Naik

Vish R. Naik, Ph.D.,CFP
President

February 9, 2016